FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	New TV Content Partners Launch on BlackBerry 10	3

Document 1

March 26, 2013

FOR IMMEDIATE RELEASE

New TV Content Partners Launch on BlackBerry 10

PBS, Univision and Viacom bring TV favorites to BlackBerry 10

WATERLOO, ONTARIO -- BlackBerry(R) (NASDAQ:BBRY)(TSX:BB) today announced the addition of new television content for BlackBerry(R) 10 customers in the U.S. TV shows from PBS, Univision and Viacom are now a part of the robust video catalogue available for sale on the BlackBerry(R) World(TM) storefront, bringing such favorites as COMEDY CENTRAL, MTV, Nickelodeon, PBS's Masterpiece Classic Downton Abbey series and Spanish telenovelas.

"The momentum for BlackBerry 10 continues in the content space as more partners are looking to BlackBerry to reach new audiences and drive mobile content discovery and monetization," said Martyn Mallick, Vice President, Global Alliances and Business Development at BlackBerry. "BlackBerry World has a wide-ranging and continuously growing catalogue that offers most movies on the day they become available on DVD and next day availability of many current TV series. We're excited that PBS, Univision and Viacom have joined us to give customers in the U.S. access to enjoy a world of content, from the major film studios, broadcasters and TV studios and networks, in a single location."

The BlackBerry World storefront app is preloaded on all BlackBerry 10 smartphones, offering customers one of the most robust music, TV and video catalogs in mobile today. The storefront continues to grow and diversify its movie and TV content with the best, most up-to-date series and films.

"Univision is pleased to make UVideos, the first bilingual digital video network, available on the much anticipated BlackBerry Z10. Moreover, for the first time, we will also make some of Univision's best TV series and telenovelas available in the video store on BlackBerry World on a transactional basis," said Kevin Conroy, President, Digital and Enterprise Development, Univision Communications Inc. "More than three quarters of the U.S. Hispanic population own a smartphone and they outpace their non-Hispanic counterparts in mobile video consumption by double digits. Mobile is where Hispanic America lives and this product launch extends Univision's commitment to deliver the best in Hispanic programming across all platforms and devices."

"Our audiences are increasingly turning to their smartphones to drop in on South Park, Jersey Shore, or SpongeBob SquarePants in Bikini Bottom anytime, anywhere they'd like," said Tom Gorke, Senior Vice President of Content Distribution for Viacom Media Networks. "BlackBerry 10 is a great and growing platform for audiences to catch up with their favorite shows on the go, and for Viacom to extend the expansive reach of its beloved brands."

Now available in more than 25 countries, the BlackBerry Z10 is the first smartphone powered by BlackBerry 10, the re-designed, re-engineered, and re-invented BlackBerry platform that creates a new and unique mobile computing experience. The BlackBerry Z10 smartphone is now available for purchase or preorder in the U.S. from AT&T, T-Mobile, Verizon Wireless, and in Best Buy and Best Buy Mobile locations.

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ:BBRY) and the Toronto Stock Exchange (TSX:BB). For more information, visit www.blackberry.com

Media Contacts:
Samantha Lowe
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 26, 2013	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer